April 20, 2005


Andrew Norins
President
Speedhaul Holdings, Inc.
7 Bayhill Boulevard
Monroe, NJ  08831

Re:	Speedhaul Holdings, Inc.
	Amended Registration Statement on Form SB-2
	File No. 333-121764
      Filed on April 11, 2005

Dear Mr. Norins:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2

Risk Factors

Future sales by our stockholders - Page 5
1. Reconcile the last sentence of this risk factor with your disclosure on page 18 that shareholders may not rely on Rule 144.
Also ensure that you have provided all disclosure required by Regulation S-B Item 201(a)(2).




Financial Statements

General
2. We note your response to our prior comment 8. However, your filing should include the accounting acquiree`s (Segway III Corp.) previously filed financial statements. Please revise this filing to include the audited financial statements of Segway III Corp. from your previously filed 2003 Form 10-KSB and the unaudited financial statements disclosed in your previously filed September 30, 2004 Form
10-Q.
3. We also note that the independent auditors` report included in your 2003 Form 10-K refer to "generally accepted auditing standards"
and "generally accepted accounting principles."   Please obtain
and
include a revised independent auditors` report for the financial statements to be included in the Form SB-2 to appropriately indicate that your audits were conducted in accordance with the Public Company
Accounting Oversight Board (United States) as well as the financial statements were presented, in all material respects, in conformity with accounting principles generally accepted in the United States of
America.. Refer to Public Company Accounting Oversight Board Auditing Standard No. 1.
4. In this regard, please revise your filing to include currently dated consents from your accountants. Please also make sure the filing includes a consent for the use the prior auditors` report (included with Segway III Corporations financial statements) within your amendment to your Form SB-2.

*          *          *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Tara Harkins at (202) 824-5496, or N. Jay Webb at (202) 942-1812 if you have questions regarding comments on the financial statements and related matters. Please contact Dan Duchovny at (202) 942-2962 or me at (202) 824-5697 with any other questions.

      Sincerely,



      Russell Mancuso
							Branch Chief


cc (via fax):  	Gregg E. Jaclin, Esq. ((732) 577-1188)
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Andrew Norins
Speedhaul Holdings, Inc.
April 20, 2005
Page 1